FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing of the resolutions adopted at the Ordinary Shareholders Meeting held on March 25th, 2021, with regards to the appointment of Raúl Anaya Elizalde as Director.

Santiago, March 25th, 2021.

Mr.

Joaquín Cortez Huerta

Financial Market Commission

Present

Subject: ESSENTIAL INFORMATION

Mr. President:

Pursuant to article 44 of the General Banking Law, articles 9 and 10 of Law No. 18,045, and Chapter 18-10 of the Regulations for Banks, I inform you as essential information that in the Ordinary Shareholders’ Meeting held today Mr. Raúl Anaya Elizalde was appointed as Director of Banco de Chile, position which he will hold until the next Board of Directors renewal.

Sincerely,

Eduardo Ebensperger Orrego

Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25th, 2021.

Banco de Chile

/s/ Eduardo Ebensperger
By:	Eduardo Ebensperger
CEO

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